NEWS RELEASE

Kelso Technologies Inc.
(The "Company" or "Kelso")	November 12, 2015

Canada:	TSX:	KLS
United States:	NYSE MKT:	KIQ

KELSO TECHNOLOGIES INC. PRODUCTS FEATURED ON FIREFIGHTERS SAFETY
TRAIN

Vancouver, British Columbia and Downers Grove, Illinois, – Kelso Technologies Inc. (TSX:KLS)(NYSE MKT:KIQ) (“Kelso” or the “Company”) is pleased to announce that its Kelso Klincher® one-bolt manway and pressure relief valve are now being featured by the Firefighters Education and Training Foundation’s (FETF) Safety Train Program as “Best Available Safety Technologies (BAST). Kelso's independent director, John R. O'Neill is the Founder, President, CEO and the driving force behind the FETF's efforts to include the newest innovative "Safety" products on their Safety Trains.

The FETF is a not-for-profit corporation dedicated to providing the necessary equipment and training programs to teach emergency responders, railroad personal and government officials on how to deal with railroad emergencies. Through this specialized training program, the Foundation can provide hands-on, life-like training that is not otherwise readily available thereby better preparing emergency responders to protect their community and the environment. The Foundation continually evaluates the effectiveness of its training equipment and curriculums, to ensure the quality of training programs delivered to emergency responders.

Since the dedication of their first Safety Train, which includes a classroom car, three different types of tank cars and a Dome Car, their roster has grown to over forty cars and the Foundation has continued to expand its BAST equipment and focus on training. After terrorist attacks on the passenger trains in Europe, the Foundation and CSX Transportation developed the only "Swat Train" in the world. The "Swat Train" has been used to teach over one hundred police agencies around the country on how to "Safely" respond to railroad security incidents.

Dow Chemical Company, one of the largest chemical companies in the world and the Chlorine Institute in the United States have joined the Foundation to demonstrate their commitment to training emergency responders along the Nation's railroads. The FETF is committed to continually designing and building the finest railroad training tools in the industry and promoting better safety equipment.

John O’Neil on behalf of the FETF comments, “We are always striving to improve our training programs by including the newest technologies available. The Kelso Klincher Manway® and pressure relief valve bring innovative ideas to the industry that will better protect the emergency responders, the community and the environment. Both are an important part of our “hands-on” training program.”

James R. Bond, CEO of the Company comments, “Kelso is honored to have its products featured on the Safety Train program. It is an important education and awareness initiative that allows Kelso to showcase our innovative BAST equipment on the program’s latest training rail cars for stakeholders to experience. Mr. O’Neil is a true champion of safety training utilizing the BAST equipment that can keep society and personnel safe during accidental incidents involving rail tank cars hauling HAZMAT. We are honored to have him serve on our Board of Directors.”

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is recognized as a reliable supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Kelso Klincher Manway® and pressure relief valves are considered BAST equipment products and the Safety Train program may lead to wider commercial adoption through the education and training of first responders and other stakeholders. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; AAR approvals may not be attained; the rail tank car market may not improve in 2016, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our expected market share. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com